26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

July 30, 2018

CONFIDENTIAL

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

CIK 0001743102

Confidential Submission of Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, par value US$0.0001 per share. The ADSs are expected to be listed on the New York Stock Exchange or Nasdaq Global Market. Subject to market conditions and the resolution of the comments of the staff of the Securities and Exchange Commission (the “Staff”) on the Draft Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in October 2018.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the enclosed Draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

The Company respectfully advises the Commission that the consolidated financial statements contained in the Draft Registration Statement were prepared using ASC 605 for revenue recognition, and the Company intends to adopt ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” from January 1, 2018 with a full retrospective approach. The Company is in the process of preparing the consolidated financial statements for 2016 and 2017 as well as for the six months ended June 30, 2018 under ASC 606 which the Company intends to submit in subsequent registration statements. The adoption of ASC 606 is expected to have a material impact on the consolidated financial statements. Please refer to page F-22 of the Draft Registration Statement for more details.

If you have any questions regarding the Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell)

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Daniel A. Margulies6 | Peng Qi3 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

U.S. Securities and Exchange Commission

30 July 2018

or Meng Ding at meng.ding@kirkland.com, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP